Filed pursuant to
Rule 424(b)(3)
File No. 333-137802
File No. 333-161382
File No. 333-164778
File No. 333-168357
File No. 333-168963

PHL VARIABLE INSURANCE COMPANY

Phoenix Guaranteed Income Edge® - Lockwood Advisors, Inc.

Phoenix Guaranteed Income Edge® - Investors Capital Advisory Services

Phoenix Guaranteed Income Edge® - Portfolio Design Advisors

Phoenix Guaranteed Income Edge® - Institute for Wealth Management, LLC

Phoenix Guaranteed Income Edge® - J. P. Turner & Company Capital Management, LLC

SUPPLEMENT DATED NOVEMBER 21, 2013

TO THE

PROSPECTUSES

DATED APRIL 30, 2012, SUPPLEMENTED SEPTEMBER 20, 2012, NOVEMBER 16, 2012,

MARCH 6, 2013, AS REVISED MARCH 20, 2013, JULY 3, 2013 AND AUGUST 20, 2013 (the “Prospectus”)

Waiver of Income Edge Fee

The quarterly portion of the Income Edge Fee for your Certificate that will be due on January 1, 2014 will be waived by PHL Variable Insurance Company. PHL Variable Insurance Company is waiving this fee because, as described below, the restatement of certain of PHL Variable Insurance Company’s financial statements is not yet complete. Except as regards the obligation to pay the quarterly portion of the Income Edge Fee on January 1, 2014, the terms and conditions of your Certificate are not changed by this fee waiver. The next quarterly portion of the Income Edge Fee for your certificate will be due and deducted as described in the Prospectus.

PHL Variable Restatement of Certain Financial Statements

Background. As we previously disclosed to you by prospectus supplement, we have determined that PHL Variable Insurance Company’s previously issued audited financial statements for the years ended December 31, 2011, 2010 and 2009, which were incorporated by reference into the April 30, 2012 prospectus, and the unaudited financial statements for the quarterly periods ended June 30, 2012, March 31, 2012, September 30, 2011, June 30, 2011, and March 31, 2011, prepared on the basis of Generally Accepted Accounting Principles (“GAAP”) should no longer be relied upon and should be restated because of certain errors in those financial statements.

Updates.

Update of Restatement Timing

On November 15, 2013, PHL Variable Insurance Company (the “Company”) said that it believes the work on its restatement of prior period financial statements prepared in accordance with GAAP is in its final phases, and that the Company is preparing its corrective and delayed filings. The Company also stated that once the filing timetable is established, it expects to provide a further update on the restatement.

Update regarding 2012 Annual STAT Financial Statements; Reliance on Statutory Financial Results

The Company previously reported that the completion of its audited financial statements for the year ended December 31, 2012 prepared in accordance with Statements of Statutory Accounting Principles (“STAT”) would be delayed because they are dependent on substantial completion of the restatement of prior period GAAP financial statements for both the Company and its indirect parent, The Phoenix Companies, Inc., the evaluation of the control environment related to the STAT and GAAP financial statements and the related audit processes, and that the situation remains fluid as additional issues are identified and resolved. The Company has received extensions from the Connecticut Insurance Department, its domiciliary state insurance regulator, for filing its 2012 audited STAT financial statements and intends to seek further extensions as required.

Unaudited STAT financial results for the third quarter of 2012, full year 2012, and first, second and third quarters of 2013 were filed on time with state insurance regulators and are posted on our website at www.phoenixwm.com*, under “Investor Relations.”

As a result of the previously announced GAAP restatement process and the respective audits for the STAT and GAAP financial statements for the year ended December 31, 2012, the Company’s statutory surplus at September 30, 2013 reflects $8.8 million of positive net prior period adjustments made through the third quarter of 2013, including $0.5 million of negative net prior period adjustments recorded in the quarter ended September 30, 2013.

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The Company advises that its full year 2012 and first, second and third quarter 2013 unaudited STAT results filed with its domiciliary state insurance regulator can continue to be relied upon, after taking into consideration the $8.8 million of positive net prior period adjustments referred to above, but that situation can change. The Company notes that there are errors arising from the restatement process and the STAT and GAAP audits that have been identified, some of which have been quantified while others have not yet been fully assessed and quantified. These errors, along with additional errors that may be identified, could, individually or in the aggregate, materially and adversely impact the 2012 and 2013 unaudited STAT financial statements that have been previously made publicly available by the Company. As a result, the 2012 audited annual STAT financial statements, when completed, could materially and adversely vary from the 2012 unaudited annual STAT results.

Due to the differences between STAT and GAAP accounting principles, the STAT adjustments referred to above may not be the same as the adjustments made to the GAAP financial statements as a result of the restatement, and such differences could be material.

Update regarding the federal Defense of Marriage Act

As a result of a June 2013 decision by the United States Supreme Court, a portion of the federal “Defense of Marriage Act” was ruled unconstitutional. The prior section had provided that federal statutes could not recognize same-sex marriages. With this decision striking down the prior law, valid same-sex marriages are now recognized under federal law and any options afforded by the federal tax law to a spouse under Section 72(s) and 401(a)(9) of the Internal Revenue Code are now available to all spouses, including same-sex spouses.

On August 29, 2013, the Internal Revenue Service (“IRS”) clarified its position regarding same-sex marriages for all federal tax purposes. If a couple is married in a jurisdiction (including foreign country) that permits same-sex marriage, that marriage will be recognized for all federal tax purposes regardless of the state law in the jurisdiction where the couple resides. The IRS further indicated that civil unions and registered domestic partnerships are not marriages for federal tax purposes.

The action by the IRS and the United States Supreme Court does not impact state laws. Thus, for state law purposes, a couple will only be married if permitted under that state’s laws. Thus, a couple could be married for federal tax purposes but not for state law purposes.

Please note that further legal developments may occur that would impact same-sex civil union couples, domestic partners and spouses. All individuals should contact their tax advisors regarding their personal tax situations.

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This supplement should be retained with the Prospectus for future reference. If you have any questions, please contact us at

1-800-541-0171.

This supplement has not been audited by the independent auditors.

Cautionary Statement Regarding Forward-Looking Statements

The foregoing contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. We intend these forward-looking statements to be covered by the safe harbor provisions of the federal securities laws relating to forward-looking statements. These forward-looking statements include statements relating to, or representing management’s beliefs about, our future transactions, strategies, operations and financial results, including, without limitation, our expectation to provide information within anticipated timeframes and potential penalties that may result from failure to timely file statutory financial statements with state insurance regulators. Such forward-looking statements often contain words such as “will,” “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “is targeting,” “may,” “should” and other similar words or expressions. Forward-looking statements are made based upon management’s current expectations and beliefs and are not guarantees of future performance. Our ability to provide updated information about the restatement in the anticipated timeframe, complete the restatement and resume a timely filing schedule with respect to our SEC filings reflecting the restatement is subject to a number of contingencies, including but not limited to, whether we continue to identify errors in our financial statements, whether existing systems and processes can be timely updated, supplemented or replaced, and the number and complexity of, and periods covered by, the periodic reports that we will have to file with the SEC to reflect the restatement. Our actual business, financial condition or results of operations may differ materially from those suggested by forward-looking statements as a result of risks and uncertainties which include, among others, those risks and uncertainties described in any of our other filings with the SEC. Certain other factors which may impact our business, financial condition or results of operations or which may cause actual results to differ from such forward-looking statements are discussed or included in our reports filed with the SEC and are available on our website at www.phoenixwm.com* under “Investor Relations.” You are urged to carefully consider all such factors. We do not undertake or plan to update or revise forward-looking statements to reflect actual results, changes in plans, assumptions, estimates or projections, or other circumstances occurring after the date of this discussion, even if such results, changes or circumstances make it clear that any forward-looking information will not be realized. If we make any future public statements or disclosures which modify or impact any of the forward-looking statements contained in or accompanying this discussion, such statements or disclosures will be deemed to modify or supersede such statements in this discussion.

*	This is intended as an inactive textual reference only.

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